

April 25, 2007

<u>Via U.S. Mail</u>
Mr. Erwin Vahlsing, Jr.
Chief Financial Officer
ICOA, Inc.
111 Airport Road
Warwick, RI 02889

RE: **ICOA, Inc.**
               Form 10-KSB for Fiscal Year Ended December 31, 2005
               Filed April 20, 2006
               Forms 10-QSB for Fiscal Quarters Ended September 30, 2006
               File No. 0-32513

Dear Mr. Vahlsing:

       We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Larry Spirgel
                     Assistant Director